UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DynaResource, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

268073 10 3
(CUSIP Number)

K. W. DIEPHOLZ
222 W. Las Colinas Blvd.
Suite 1910 North Tower
Irving, TX 75039

(972) 868-9066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K. W. (“K.D.”) DIEPHOLZ
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,292,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,292,500
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Based upon 18,091,293 shares of Common Stock outstanding as of March 15, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K for the annual period ended December 31, 2021, that was originally filed by the Issuer with the Securities and Exchange Commission on March 24, 2022.

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Item 1. Security and Issuer.

                This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 222 W. Las Colinas Boulevard, Suite 1910 North Tower, Irving, Texas 75039.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by and on behalf of K. W. (“K.D.”) Diepholz (the “Reporting Person”).

(b)	The principal address of the Reporting Person is 222 W. Las Colinas Boulevard, Suite 1910 North Tower, Irving, Texas 75039.

(c)	The principal occupation of the Reporting Person is serving as Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

Effective November 15, 2021, the Reporting Person was awarded 400,000 shares of the Issuer’s common stock. The shares awarded to the Reporting Person were previously held by Mineras de DynaResource S.A. de C.V., a subsidiary of the Issuer.

Item 4. Purpose of Transaction.

                The Reporting Person was awarded 400,000 shares of the Issuer’s common stock in consideration of the Reporting Person’s services to the Issuer and the Issuer’s financial performance.

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Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover pages to this Schedule 13D.

(b)	Number of Shares as to which the Reporting Person has

(i)	Sole power to vote or to direct the vote: 2,292,500

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,292,500

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)

Transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, are described below:

None

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

                None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/2/2022
Date

/s/ K. W. (“K.D.”) Diepholz
Signature

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